Exhibit 99.1

Zhibao Technology Inc. Announces Unaudited Financial Results for the Six Months Ended December 31, 2023

SHANGHAI, (Newsfile Corp., June 28, 2024) - Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, today announced its unaudited financial results for the six months ended December 31, 2023.

Recent Developments

On April 3, 2024, the Company closed its initial public offering (“Offering”) of 1,500,000 Class A ordinary shares at a public offering price of $4.00 per share for aggregate gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses. The Class A ordinary shares began trading on the Nasdaq Capital Market on April 2, 2024 under the symbol “ZBAO.”

On May 15, 2024, the Company issued an additional 23,765 Class A ordinary shares pursuant to the partial exercise of the underwriters’ over-allotment option in connection with the Company’s Offering at $4.00 per share, resulting in additional gross proceeds of $95,060.

Financial and Operational Summary for the Six Months Ended December 31, 2023

-	Total revenues in the six months ended December 31, 2023 decreased by approximately 8% to approximately RMB 84.3 million ($11.9 million) from approximately RMB 91.8 million in the same period of 2022.

-	Net loss in the six months ended December 31, 2023 was approximately RMB 8.5 million ($1.2 million), compared to net income of approximately RMB 8.9 million in the same period of 2022. Loss from operations was approximately RMB 8.4 million ($1.2 million) in the six months ended December 31, 2023, compared to operation income of approximately RMB 6.5 million in the same period of 2022.

-	As of December 31, 2023, the Company had cash and cash equivalents of approximately RMB 5.5 million ($0.8 million), compared to approximately RMB 9.9 million as of June 30, 2023.

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We increased our spending on sales and marketing by approximately 66%, and research & development (R&D) by approximately 82% compared to the same period in 2022. We expect this investment to drive returns in the form of increased revenue in the coming quarters.

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Our development of B Channels showed strong growth. As of December 31, 2023, we grew the number of B channels we work with from approximately 1,000 to nearly 1,500. Our B channels are distributed amongst diverse market segments and a key component to growing our 2B2C embedded digital insurance model.

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Through our business channels, we experienced a large growth in the number of end customer users that we serviced. As of December 31, 2023, we reached and served in excess of 10 million end customer users, who we expect will continue to drive revenue in the coming years.

-	We have continued to expand our collaborations with a growing number of insurance companies. As of December 31, 2023, Zhibao has worked with 118 insurance companies and reinsurance companies (including branch companies) in China and internationally.

Management Commentary

Mr. Botao Ma, Chief Executive Officer of Zhibao, commented, “For the six months ended December 31, 2023, our business experienced a slight decrease in volume and net loss attributable to reduced renewal of specific accounts, and the abrupt closure of business by a reinsurance partner in the high-end medical sector. Despite these challenges our company is facing, business continues to display robust growth momentum. Since the beginning of 2024, we have newly launched customized household insurance in seven cities and regions across China, including large cities such as Guangzhou and Nanjing. Furthermore, through targeted promotion of our sports insurance solutions, we have provided sports insurance coverage through our business channels for over 100,000 instances across thousands of sports scenarios.”

Mr. Ma continued, “Following the signing of a medical health insurance cooperation agreement in 2023 with PICC Property and Casualty Company Limited (the largest Property and Casualty insurer in China), we have recently won a tender from the PICC Group to provide high-end medical managing general underwriting services to all PICC Group subsidiaries. Currently, we have partnerships in high-end and mid-end medical business with over a dozen insurance and reinsurance companies, further solidifying our position as a leading provider of high-end medical services in the Chinese market.”

Mr. Ma continued, “As we are approaching the end of the 2024 fiscal year, we are optimistic that our whole-year revenue and profit will have a strong growth compared to last fiscal year. At the end of May 2024, we completed the “Project Amoeba” reorganization of our mid- and back- office departments. Initiated in late 2023 and developed rapidly since early April 2024, “Project Amoeba” is intended to drive greater platform effectiveness and operational efficiency. To date, we have established 27 mid- and back-office service teams, who have become “quasi-profit centers” and charge a fee to the Company’s various business units commensurate with the services requested. The costs incurred by these service teams are now strictly controlled in line with the revenue they raise. Therefore, we encourage mid- and back-office team leaders to continually enhance their offerings and provide industry-leading services and support to our business units and to our clients. This, in turn, will ensure that the Company’s digital insurance brokerage platform maintains its leading position in China’s insurance market.”

Mr. Ma continued, “According to various sources, including a 2023 McKinsey report, 2B2C digital embedded insurance is becoming a leading direction for growth in China’s insurance market. In addition to the organic growth of our 2B2C digital embedded insurance platform, and our ever-increasing number of insurance solutions, since early April 2024, we have been actively pursuing our mergers and acquisition (M&A) plan. We are in discussions with potential M&A targets, although as of the date of this press release, we have not yet entered into any definitive agreement with any potential target for such M&A. Management is confident in the Company’s M&A strategy as it provides comprehensive incentives for elite companies and teams with a complementary 2B2C business model and proven business track records to join forces with Zhibao, and jointly work towards the largest insurance brokerage platform in China.”

Business and Financial Outlook

The Company expects the combination of organic growth and strategic M&A opportunities will greatly accelerate the growth of the businesses. Additionally, the combination of these market initiatives with the “Project Amoeba” reorganization of the mid- and back-end office teams since early April 2024 is expected to drive sustained increases in operational efficiency. Management is optimistic about the prospects in the embedded insurance brokerage industry in the near future and believe that the talented and dedicated team, along with the strategic development plan, has positioned Zhibao well to capitalize on growth opportunities within the industry. The Company will continue to focus on pursuing strategic objectives, enhancing operating efficiencies, and exploring avenues for business expansion. The Company seeks to uphold its mission to prioritize clients’ interests and leverage the Company’s expertise to seize opportunities in China’s embedded insurance brokerage industry to expand its client base and grow its business in 2024 and future years.

Financial Results for the Six Months Ended December 31, 2023

Revenues

Total revenues in the six months ended December 31, 2023 were approximately RMB84.3 million ($11.9 million), compared with approximately RMB91.8 million in the same period of 2022, a decrease of approximately RMB 7.5 million, or 8%, primarily due to decrease of approximately RMB 5.7 million and RMB 1.8 million, respectively, in insurance brokerage service fees and managing general underwriting (“MGU”) services. The decrease in insurance brokerage service fees was due to reduced renewal of specific accounts in the six months ended December 31, 2023, while the decrease in MGU service fees was due to abrupt closure of business by a reinsurance partner in the high-end medical sector.

Revenues in the six months ended December 31, 2023 were comprised of insurance brokerage service fees of RMB 71.4 million and MGU service fees of RMB 13.2 million, respectively, partially net off against business taxes and surcharges of approximately RMB 0.3 million. Revenues in the six months ended December 31, 2022 were comprised of insurance brokerage service fees of approximately RMB 77.1 million and MGU service fees of approximately RMB 15.0 million, respectively, partially net off against business taxes and surcharges of approximately RMB 0.3 million.

Cost of Revenues

Cost of revenues in the six months ended December 31, 2023 decreased to approximately RMB 54.2 million ($7.6 million) from approximately RMB 58.7 million in the same period of 2022, a slight decrease of approximately RMB 4.5 million, or 8%, which was in line with decrease in revenues. As a percentage of total revenues, cost of revenue in the six months ended December 31, 2023 was approximately 64.3% compared with approximately 64.0% in the same period of 2022.

Operating Expenses

-	Selling and marketing expenses in the six months ended December 31, 2023 increased to approximately RMB 21.0 million ($3.0 million) from approximately RMB 12.7 million in the same period of 2022. The increase was primarily attributable to increased investment in advertising and promotional campaigns for our digital insurance solutions and the increase in payroll expenses of our salespersons.

-	General and administrative expenses in the six months ended December 31, 2023 increased to approximately RMB 10.2 million ($1.4 million) from approximately RMB 9.9 million in the same period of 2022, an increase of approximately RMB 0.3 million, or 2%. The increase of general and administrative expenses was primarily due to an increase of approximately RMB 1.3 million in provision of expected credit losses in the six months ended December 31, 2023 compared with the same period of 2022. We have adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), to recognize and measure credit losses on July 1, 2023. After the adoption of ASU 2016-13, we assess collectability by reviewing accounts receivable on aging schedules because the accounts receivable was primarily consisted of insurance brokerage service fee receivable due from insurance companies. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

-	Research and development expenses in the six months ended December 31, 2023 increased to approximately RMB 7.3 million ($1.0 million) from approximately RMB 4.0 million in the same period of 2022, an increase of approximately RMB 3.3 million, or 82%, which was mainly due to an increase in headcounts of personnel in our research and development department.

Income (Loss) from Operations

As a result of foregoing, loss from operations in the six months ended December 31, 2023 was approximately RMB 8.4 million ($1.2 million), a change of approximately 229% from income from operations of approximately RMB 6.5 million in the same period of 2022.

Net Income (Loss)

Net loss in the six months ended December 31, 2023 was approximately RMB 8.5 million ($1.2 million), compared to net income of RMB 8.9 million in the same period of 2022. Non-GAAP adjusted net loss in the six months ended December 31, 2023 was approximately RMB 6.3 million ($0.9 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses, gain from early termination of lease arrangements and provision for expected credit losses. For further information, see “Use of Non-GAAP Financial Measure” below.

Loss per Share

Basic and diluted net loss per share in the six months ended December 31, 2023 were RMB 0.28 ($0.04) and RMB 0.28 ($0.04), respectively. Non-GAAP adjusted basic and diluted net loss per share in the six months ended December 31, 2023 were RMB 0.20 ($0.03) and RMB 0.20 ($0.03), respectively.

Balance Sheet

-	As of December 31, 2023, the Company had cash and cash equivalents of approximately RMB 5.5 million ($0.8 million), compared to approximately RMB 9.9 million as of June 30, 2023.

-	As of December 31, 2023, the Company had accounts receivable of approximately RMB 83.4 million ($11.7 million) due from insurance companies, compared to approximately RMB 77.8 million as of June 30, 2023. As of December 31, 2023, we had insurance premium payable due to insurance companies of approximately RMB107.4 million ($15.1 million), compared to approximately RMB 3.6 million as of June 30, 2023.

About Zhibao Technology Inc.

Zhibao Technology Inc. (NASDAQ: ZBAO) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed over 40 innovative and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao has partnered with over 1,000 business channels, through which it has already served the various insurance needs of more than 1 million end customers. For more information, please visit: www.zhibao-tech.com.

Use of Non-GAAP Financial Measure

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA” and Adjusted earnings (loss) per share (“Adjusted EPS”).

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-cash and/or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital insurance brokerage services. The adjustments currently include share-based compensation expenses, gain from early termination of leases and provision of doubtful accounts,

Adjusted EPS is a financial measure defined as our EBITDA divided by our diluted weighted-average shares outstanding, adjusted with the EPS impact related to the adjustments made to EBITDA to derive Adjusted EBITDA.

We believe Adjusted EBITDA and Adjusted EPS can be important financial measures because they allow management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA and Adjusted EPS are provided in addition to and should not be considered to be a substitute for, or superior to net income (loss), the comparable measures under U.S. GAAP. Further, Adjusted EBITDA and Adjusted EPS should not be considered as an alternative to revenue growth, net income (loss), diluted earnings (loss) per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA and Adjusted EPS have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA and Adjusted EPS to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Six Months Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Reconciliation of non-GAAP income (loss) from operations:
Net Income (Loss)	8,911,788	(8,546,000)	(1,203,678)
Depreciation and amortization expenses	528,648	587,085	82,689
Income tax benefits	(2,672,359)	(137,354)	(19,346)
Interest expenses	668,772	507,297	71,451
EBITDA	7,436,849	(7,588,972)	(1,068,884)

Adjustments:
Share-based compensation expenses	531,100	—	—
Gain from early termination of right-of-use assets	(108,372)	—	—
Provision for expected credit loss	1,870	1,315,635	185,303
Adjusted EBITDA	7,861,447	(6,273,337)	(883,581)

	For the Six Months Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Reconciliation of non-GAAP Basic and Dilutive Earnings (Loss) Per Share:
Net Income (Loss)	0.34	(0.28)	(0.04)
Depreciation and amortization expenses	0.02	0.02	0.00
Income tax benefits	(0.10)	(0.00)	(0.00)
Interest expenses	0.03	0.02	0.00
EBITDA per share	0.29	(0.30)	(0.04)

Adjustments:
Share-based compensation expenses	0.02	—	—
Gain from early termination of right-of-use assets	(0.00)	—	—
Provision for expected credit loss	0.00	0.10	0.01
Adjusted EBITDA per share	0.31	(0.20)	(0.03)

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Zhibao’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. A number of additional factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Zhibao’s goal and strategies; Zhibao’s expansion plans; Zhibao’s future business development, financial condition and results of operations; Zhibao’s expectations regarding demand for, and market acceptance of, its solutions and services; Zhibao’s expectations regarding keeping and strengthening its relationships with insurance companies, financial institutions, and insured parties; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this press release and in the attachments is as of the date of this press release, and Zhibao does not undertake any obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as required under applicable law. Although Zhibao believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and Zhibao cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.

Investor Relations Office

Email: ir@zhibao-tech.com

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Email: info@skylineccg.com